

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 17, 2010

Steven R. Lacy, Esq.
Senior Vice President, Administration, General Counsel, and Secretary
Koppers Holdings Inc.
436 7th Street
Pittsburgh, PA 15219

Re: Koppers Inc.
Registration Statement on Form S-4
Filed February 26, 2010
File No. 333-165108

Dear Mr. Lacy:

We have limited our review of your filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise your document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are making the exchange offer in reliance on the position of the Commission as set forth in certain no-action letters. As such, please provide us a supplemental letter stating that you are registering the exchange offer in reliance on the staff's position enunciated in the Exxon Capital Holdings Corporation (May 13, 1998), Shearman & Sterling (July 2, 1993), and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.

2.   Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3.   As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

4.   To the extent applicable, revise the letter of transmittal filed as exhibit 99.1 to comply with the comments in this letter.

5.   Please revise the prospectus cover page to indicate that the registration statement covers the offer of the related guarantees. Refer to Item 501 of Regulation S-K.

Where You Can Find More Information and Incorporation by Reference, page 1

6.   We note that you incorporate by reference Koppers Holdings Inc.'s annual report on Form 10-K for the fiscal year ended December 31, 2009 which incorporates by reference portions of Koppers Holdings Inc.'s proxy statement for the 2010 annual meeting of stockholders in Part III. The proxy statement must be filed before the registration statement's effectiveness.

Cautionary Statement Regarding Forward-Looking Statements, page 2

7.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Acceptance of Original Notes for Exchange and Delivery of Exchange Notes, page 40

8.   We note the disclosure indicating that you will issue new notes or return any old notes not accepted for exchange "as promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old

notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

9.   We note Koppers, Inc.'s reservation of the right to amend the exchange offer's terms. Revise to indicate that if there is a material change in the exchange offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Letter of Transmittal; Representations, Warranties and Covenants of Holders of Original Notes, page 39

10.   Delete the language in the letter of transmittal requiring the note holder to represent, warrant, and/or agree that that he/she has "reviewed" the prospectus. Refer also to disclosure on page 39.

11.   We note the statement "Unless waived, all defects or irregularities…must be cured within such time as we shall determine." The statement suggests that some conditions to the exchange offer may be waived after the exchange offer's expiration. Revise to make clear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approval must be waived at or before the expiration of the exchange offer.

No Personal Liability for Directors, Officers, Employees and Stockholders, page 66

12.   Revise to clarify that that the waiver and release will not be effective to waive liabilities under the federal securities laws.

Depositary Procedures, page 85

13.   We note the disclaimer "we take no responsibility for the accuracy thereof." Since Koppers, Inc. is responsible for the accuracy of the information contained in the filing, you may not disclaim responsibility for the information contained in the filing. Please revise.

Certain U.S. Federal Income Tax Considerations, page 88

14.   Revise the caption to remove the word "Certain" and the first sentence to remove the word "certain" because they may suggest that you have not included disclosure of all material United States federal income tax considerations. Further, clarify that the summary describes the material United States federal income tax consequences of the exchange offer.

Legal Matters, page 188

15.   Disclose that counsel will opine on the legally binding effect of the exchange notes and
       related guarantees.

Undertakings, page II-5

16.   Please revise to include the applicable undertakings required by Item 512(a)(5) of
       Regulation S-K.

Exhibit 5.1

17.   Provide written confirmation that counsel concurs with our understanding that the
       reference to the Delaware General Corporation Law in the penultimate paragraph
       includes the statutory provisions and all applicable provisions of the Delaware
       constitution, including judicial decisions interpreting those laws.

18.   We note the statement "Our opinion is rendered solely for your information…" Delete
       the word "solely" as it implies that investors may not be entitled to rely on the opinion.

19.   We note the statement "Our opinion…may not be relied upon by any other person for any
       other purpose with our prior written consent." Provide us the basis for counsel's belief
       that it may so limit its opinion.

Exhibit 99.1

20.   Refer to Instruction 3. We note that Koppers, Inc. reserves the right to waive "at any
       time or from time to time" any of the conditions to the exchange offer. We believe that
       this statement may suggest conditions to the exchange offer may be waived after the
       exchange offer's expiration. Revise to make clear that all conditions to the exchange
       offer other than those dependent upon receipt of necessary governmental approval must
       be waived before the exchange offer's expiration.

Closing

       As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us marked courtesy copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after review of your amendment and

responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the registrant and co-registrants request acceleration of the effective date of the pending registration statement, they should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant and co-registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The registrant and co-registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (412) 288-3063 and U.S. Mail
        Robert K. Morris, Esq.
        Hannah T. Frank, Esq.
        Reed Smith LLP
        225 5th Avenue
        Pittsburgh, PA 15222